Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 23, 2006

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-30267

Ladies and Gentlemen:

On behalf of our client Orchid Cellmark Inc. (the “Company”), we have set forth below the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) given by letter (the “Comment Letter”) dated December 20, 2005 from Jim B. Rosenberg, Senior Assistant Chief Accountant. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience have been incorporated into this response letter. We will deliver one courtesy copy of this response letter to Jim B. Rosenberg of the SEC.

Form 10-K for the year ended December 31, 2004

Item 7a. Quantitative and Qualitative Disclosures About Market Risk, page 43

1.	Comment: You disclose in your segment disclosure notes that your UK operations generated 42% of your revenues in 2004 and 48% of your revenues for the nine months ended September 30, 2005. Please explain to us why you believe that your foreign operations do not subject you to material foreign currency exchange rate risk. In your response, please summarize for us your assets and liabilities denominated in British Pounds Sterling.

Response: As set forth in the disclosure in Item 7a of the 2004 Form 10-K, the Company recognizes a substantial portion of its sales from foreign operations and the fluctuations in foreign currencies may have an impact on its financial results. The Company has determined, however, that through the filing date of the 2004 Form 10-K, this impact was favorable but not material.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |   WASHINGTON  |  RESTON  |  NEW YORK  |  STAMFORD  |  LOS ANGELES  |  LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 23, 2006

The Company records substantially all of its foreign operational transactions, including substantially all cash inflows and outflows, in the local currency, British Pound Sterling. The Company also records all of its US operational transactions, including all cash inflows and outflows, in the local currency, the US dollar. Accordingly, the Company believes that it has had minimal exposure to foreign currency exchange rate risk. The Company will provide disclosure to this affect in all applicable future filings and submissions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company also included disclosure in the overview section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of our Operations of the 2004 Form 10-K that the Company’s revenues were favorably impacted by five basis points as a result of the exchange rate movement of the British Pound Sterling as compared to the US dollar during 2004. The Company did not consider this impact to be material in 2004.

In the Company’s subsequently filed Quarterly Report on Form 10-Q for the period ended September 30, 2005, the Company expanded on the disclosure in the 2004 Form 10-K regarding currency exchange risk and provided the following disclosure:

“Our business derives a substantial portion of its sales from international operations. We expect that international sales may continue to represent a significant portion of our revenue. Fluctuations in foreign currencies may have an impact on our financial results, although to date the impact has been favorable, though not material. The significant percentage of our revenue derived from our UK operations makes us vulnerable to future fluctuations in the exchange rate, and there can be no assurance that the recent favorable to neutral trend in this exchange rate will not reverse, which would have an unfavorable translation impact on our consolidated financial results. We are prepared to hedge against any fluctuations in foreign currencies should such fluctuations have a material economic impact on us, although we have not engaged in hedging activities to date.”

The Company will update and/or expand upon this disclosure in all applicable future filings and submissions under the Exchange Act, as necessary, if the circumstances change or the impact of the foreign exchange rate risk becomes material to the Company’s financial results.

As of December 31, 2004, total assets and total liabilities denominated in British Pounds Sterling were 6.2 million and 2.1 million, respectively. As of September 30, 2005, total assets and total liabilities denominated in British Pounds Sterling were 8.7 million and 3.6 million, respectively.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 23, 2006

Item 8. Financial Statements and Supplementary Data, page 44

Note 1. Summary of Significant Accounting Policies, page 51

2.	Comment: Considering your significant foreign operations, please explain to us why foreign currency translation is not a significant accounting policy. Please provide for us, in disclosure-type format, your accounting policy for the translation of foreign operations.

Response: The Company will disclose its foreign currency translation policy in all applicable future filings and submissions under the Exchange Act. The Company’s accounting policy for the translation for foreign operations, in disclosure-type format, is as follows:

Foreign Currency - Financial statements of foreign subsidiaries are translated into US dollars at current year-end rates, except that the revenues, costs and expenses are translated at average monthly rates during each monthly period. The British Pound Sterling is considered the functional currency of the Company’s UK subsidiary. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on inter-company transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders’ equity. Any foreign currency gains or losses related to transactions are charged to other (income) expense, net.

Note 15: Redeemable Convertible Preferred Stock and Common Stock, page 70

3.	Comment: It is not clear from your disclosure how you account for the warrants issued in your private equity financing. Please tell us whether you account for these warrants as liabilities under EITF 00-19. In your response please specifically tell us how you applied the guidance in paragraphs 14 through 18 of EITF 00-19 in your determination. We note that Section 6.1 of your Securities Purchase Agreement dated February 26, 2004 appears to require the continuing registration of these shares underlying these warrants.

Response: In accordance with the guidelines of EITF 00-19, the Company has accounted for the warrants (the “Warrants”) issued pursuant to the Securities Purchase Agreement dated February 26, 2004 (the “SPA”) in connection with the Company’s 2004 financing as part of equity. The Company has reviewed EITF 00-19, including paragraphs 14 through 18, and has concluded that equity classification of the Warrants is appropriate because (i) the Company is permitted, in accordance with the Warrants and SPA, to deliver unregistered shares upon exercise of the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 23, 2006

Warrants, (ii) the Warrants and SPA do not include any provision which would require the net-cash settlement of the Warrants as a result of the delivery of unregistered shares, and (iii) all of the other requirements in EITF 00-19 for equity classification have been met.

Set forth below are the Company’s interpretations of specific sections of the Warrants and SPA which support the Company’s classification of the Warrants as part of equity in accordance with the guidelines of EITF 00-19.

a. The Company can deliver unregistered shares to the holders of the Warrants upon exercise of the Warrants. Accordingly, the Company is in compliance with the provisions of paragraph 14 of EITF 00-19.

The Warrants do not require the shares issued upon the exercise of the Warrants to be registered. Sections 4.1(b) and 4.2 of the SPA and Section 5(a) of the Warrants provide that the Company may in fact issue unregistered shares upon exercise of the Warrants. Section 4.1(b) of the SPA provides for the possibility of placing restrictive legends on any such shares if a registration statement covering their resale is not effective. Section 4.2 of the SPA address the possible scenario of the Company not being subject to the reporting requirements of Exchange Act. If this were to occur, the Company would not generally be able to provide the holders of the Warrants registered shares upon the exercise thereof. Section 5(a) of each Warrant expressly provides that the Company may issue the holders of the Warrants, upon exercise of such Warrants, shares with restrictive legends if a registration statement covering the resale of such shares is not effective. Accordingly, under the SPA and the Warrants, the Company can issue unregistered shares upon exercise of the Warrants.

b. There are no express or implied remedies available to the holders of the Warrants that would indicate that the Company is required to net-cash settle the Warrants in the event there was delivery of unregistered shares in settlement thereof. Accordingly, given that the Company is not required to deliver registered shares as noted in point a. above, and the fact that the SPA and Warrants do not contain any requirements to net-cash settle the Warrants in such circumstances, the Company is in compliance with the provisions of paragraph 17 of EITF 00-19.

Section 5.1(c) of the Warrants relating to the potential payments by the Company to the holders of the Warrants is not triggered by the Company delivering unregistered shares to the holders of the Warrants. Section 5(c) of each Warrant provides for a potential payment by the Company “if the Company fails to deliver to the holder a certificate representing [the underlying shares issuable upon exercise of the Warrant].” That is, Section 5.1(c) only addresses a potential payment by the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 23, 2006

Company related to delivery of certificates, not registered shares. Nowhere in Section 5.1(c), or elsewhere in the Warrants, is there a requirement that the certificates delivered by the Company represent registered underlying shares issuable upon exercise of the Warrants. Accordingly, based on the express terms of Section 5.1(c) of each Warrant, if the Company fails to deliver registered shares upon exercise of any of the Warrants, the payment provision in Section 5.1(c) of such Warrant would not be triggered solely as a result thereof.

In addition, there are no express remedies (including the Company’s payment of the intrinsic value of the Warrants to the holders of the warrants) set forth in the SPA for the Company’s breach of Section 4.2 of the SPA for failure to timely file Exchange Act reports. However, if the Company’s failure to timely file all such reports in violation of Section 4.2 of the SPA results in the inability of purchasers to sell their purchased shares and shares received through exercise of their Warrants under an effective registration statement for the requisite period of time or the delisting of the Company’s Common Stock from the NASDAQ National Market (or another “Eligible Market” (as defined in the SPA), then in either case, an “Event” (as defined in the SPA) could be deemed to have occurred under Section 6.1(d) of the SPA resulting in the obligation of the Company to make “Event Payments” to the purchasers.

In accordance with Section 6.1(d) of the SPA, the calculation of the “Event Payment” to be made to a purchaser is determined based on the value or cost of the “Shares” then held by the purchasers. Section 1.1 of the SPA defines “Shares” as the 3,157,799 shares of the Company’s Common Stock initially issued to the Purchasers. The definition does not include the “Underlying Shares,” which are defined in the SPA as the shares of the Company’s Common Stock issuable upon the exercise of the Warrants.

Accordingly, as a result of the analysis above, the Company believes its equity classification of the Warrants is appropriate in accordance with EITF 00-19.

*     *     *     *     *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2004 Form 10-K;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

January 23, 2006

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 2004 Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Jenniffer Collins, Corporate Controller for the Company at (609) 750-2388 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission

Jim B. Rosenberg

Orchid Cellmark Inc

Paul J. Kelly, M.D., Chief Executive Officer

Raymond J. Land, SVP and Chief Financial Officer

Jenniffer Collins, Corporate Controller

Warren Meltzer, VP Legal Affairs, General Counsel and Corporate Secretary

Nicole Williams, Audit Committee Chair Person

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John J. Cheney, III, Esq.

KPMG LLP

Michael R. Monteleone